Exhibit 99.1

As used herein, the “Company” refers to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended September 30, 2024			Three months ended September 30, 2023
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,313	—	1,313	1,294	—	1,294
Cost of sales		(1,124)	(2)	(1,126)	(1,130)	(5)	(1,135)
Gross profit		189	(2)	187	164	(5)	159
Sales, general and administration expenses		(70)	(1)	(71)	(59)	(2)	(61)
Intangible amortization		(33)	—	(33)	(37)	—	(37)
Operating profit		86	(3)	83	68	(7)	61
Net finance expense	6	(50)	(4)	(54)	(49)	5	(44)
Profit before tax		36	(7)	29	19	(2)	17
Income tax charge		(11)	—	(11)	(6)	6	—
Profit for the period		25	(7)	18	13	4	17

Profit attributable to:
Equity holders				18			17
Non-controlling interests				—			—
Profit for the period				18			17

Earnings per share:
Basic and diluted earnings per share attributable to equity holders	7			$0.02			$0.02

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Nine months ended September 30, 2024			Nine months ended September 30, 2023
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	3,713	—	3,713	3,680	—	3,680
Cost of sales		(3,215)	(19)	(3,234)	(3,247)	(52)	(3,299)
Gross profit		498	(19)	479	433	(52)	381
Sales, general and administration expenses		(216)	(5)	(221)	(175)	(14)	(189)
Intangible amortization		(106)	—	(106)	(107)	—	(107)
Operating profit		176	(24)	152	151	(66)	85
Net finance expense	6	(153)	13	(140)	(148)	58	(90)
Profit/(loss) before tax		23	(11)	12	3	(8)	(5)
Income tax (charge)/credit		(7)	3	(4)	(1)	12	11
Profit for the period		16	(8)	8	2	4	6

Profit attributable to:
Equity holders				8			6
Non-controlling interests				—			—
Profit for the period				8			6

Loss per share:
Basic and diluted loss per share attributable to equity holders	7			$(0.02)			$(0.02)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
	Note	$'m	$'m	$'m	$'m
Profit for the period		18	17	8	6

Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		(11)	(3)	(11)	4
		(11)	(3)	(11)	4
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(13)	12	(6)	(47)
-Movement out of reserve to income statement		17	(11)	16	1
-Movement in deferred tax		(1)	(1)	(2)	4
		3	—	8	(42)
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	(10)	7	(1)	(1)
-Deferred tax movement on re-measurement of employee benefit obligations		3	(2)	—	—
		(7)	5	(1)	(1)

Total other comprehensive (expense)/income for the period		(15)	2	(4)	(39)

Total comprehensive (expense)/income for the period		3	19	4	(33)

Attributable to:
Equity holders		3	19	4	(33)
Non-controlling interests		—	—	—	—
Total comprehensive (expense)/income for the period		3	19	4	(33)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At September 30,	At December 31,
		2024	2023
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,300	1,382
Property, plant and equipment	8	2,568	2,628
Derivative financial instruments		1	—
Deferred tax assets		65	62
Employee benefit assets		17	22
Other non-current assets		60	70
		4,011	4,164
Current assets
Inventories		380	469
Trade and other receivables*		499	278
Contract assets		218	259
Income tax receivable*		35	44
Derivative financial instruments		7	12
Cash, cash equivalents and restricted cash		393	443
		1,532	1,505
TOTAL ASSETS		5,543	5,669

Equity attributable to owners of the parent
Equity share capital	9	267	267
Share premium	9	5,989	5,989
Other reserves	16	(5,691)	(5,687)
Retained earnings		(660)	(469)
		(95)	100
Non-controlling interests		7	6
TOTAL EQUITY		(88)	106

Non-current liabilities
Borrowings	10	3,920	3,640
Employee benefit obligations		164	169
Derivative financial instruments		61	52
Deferred tax liabilities		139	136
Other liabilities and provisions	12	40	44
		4,324	4,041
Current liabilities
Borrowings	10	104	94
Interest payable		48	14
Derivative financial instruments		22	32
Trade and other payables		1,088	1,317
Income tax payable		26	28
Provisions	12	19	37
		1,307	1,522
TOTAL LIABILITIES		5,631	5,563
TOTAL EQUITY and LIABILITIES		5,543	5,669

*Prior period Income tax receivable which had been included in Trade and other receivables previously has been reclassified to conform to the current period presentation.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

	Equity					Non-
	share	Share	Other	Retained		controlling
	capital	premium	reserves	earnings	Total	interests	Total
	$'m	$'m	$'m	$'m	$'m	$’m	$'m
	Note 9	Note 9	Note 16
At January 1, 2023	267	5,989	(5,657)	(144)	455	—	455
Profit for the period	—	—	—	6	6	—	6
Other comprehensive expense	—	—	(38)	(1)	(39)	—	(39)
Hedging losses transferred to cost of inventory	—	—	15	—	15	—	15
Transactions with owners in their capacity as owners
NOMOQ acquisition	—	—	(6)	—	(6)	5	(1)
Dividends (Note 14)	—	—	—	(197)	(197)	—	(197)
At September 30, 2023	267	5,989	(5,686)	(336)	234	5	239

At January 1, 2024	267	5,989	(5,687)	(469)	100	6	106
Profit for the period	—	—	—	8	8	—	8
Other comprehensive expense	—	—	(3)	(1)	(4)	—	(4)
Hedging losses transferred to cost of inventory	—	—	3	—	3	—	3
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	(4)	—	(4)	1	(3)
Dividends (Note 14)	—	—	—	(198)	(198)	—	(198)
At September 30, 2024	267	5,989	(5,691)	(660)	(95)	7	(88)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
	Note	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash generated from operations	13	200	215	199	289
Net interest paid		(18)	(14)	(111)	(96)
Settlement of foreign currency derivative financial instruments	10	(5)	2	(4)	(9)
Income tax (paid)/received		(8)	9	(19)	(6)
Cash flows from operating activities		169	212	65	178

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(42)	(83)	(141)	(305)
Proceeds from disposal of property, plant and equipment		8	1	9	1
Net cash used in investing activities		(34)	(82)	(132)	(304)

Cash flows received from/(used in) financing activities
Proceeds from borrowings		303	6	517	76
Repayment of borrowings		(191)	(71)	(224)	(83)
Deferred debt issue costs paid		(6)	—	(6)	(2)
Lease payments		(25)	(17)	(69)	(55)
Dividends paid	14	(66)	(66)	(198)	(197)
Net cash received from/(used in) financing activities		15	(148)	20	(261)

Net increase/(decrease) in cash, cash equivalents and restricted cash		150	(18)	(47)	(387)

Cash, cash equivalents and restricted cash at beginning of period		236	182	443	555
Foreign exchange gains/(losses) on cash, cash equivalents and restricted cash		7	(10)	(3)	(14)
Cash, cash equivalents and restricted cash at end of period		393	154	393	154

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Ardagh Metal Packaging S.A. and its subsidiaries (together the “Group” or “AMP”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of the leading global, regional and national beverage producers. AMP operates 23 production facilities in Europe and the Americas and employs approximately 6,300 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors of the Company (the “Board”) on October 22, 2024.

3.     Summary of accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and nine months ended September 30, 2024 and 2023, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2023 which was prepared in accordance with IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report. In addition, please refer to Note 10 - Financial assets and liabilities for further details around the recognition and measurement of a virtual power purchase agreement.

Ardagh Metal Packaging S.A.

Going concern

At the date that the consolidated interim financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these consolidated interim financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, September 30, 2025. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt, and the availability of committed borrowing facilities and, as a result, it is the Board’s judgment that it is appropriate to prepare the consolidated interim financial statements on a going concern basis.

Recent changes in accounting pronouncements

The Board continues to assess the disclosure requirements introduced by Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements, effective for annual reporting periods beginning on or after January 1, 2024, and any impact of the recently issued IFRIC Interpretations Committee Agenda Decision – Disclosures of Revenues and Expenses for Reportable Segments (IFRS 8 Operating Segments).

The impact of other new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2024 have been assessed by the Board. None of these new standards or amendments to existing standards effective January 1, 2024 have had or are expected to have a material impact for the Group.

The Board’s assessment of the impact of new standards, including the recently issued IFRS 18 “Presentation and Disclosure in Financial Statements”, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Board and Chief Financial Officer.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit for the period to Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Profit for the period	18	17	8	6
Income tax charge/(credit)	11	—	4	(11)
Net finance expense	54	44	140	90
Depreciation and amortization	110	103	332	301
Exceptional operating items	3	7	24	66
Adjusted EBITDA	196	171	508	452

Ardagh Metal Packaging S.A.

Segment results for the three months ended September 30, 2024 and 2023 are:

	Revenue		Adjusted EBITDA
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Europe	572	562	79	67
Americas	741	732	117	104
Group	1,313	1,294	196	171

Segment results for the nine months ended September 30, 2024 and 2023 are:

	Revenue		Adjusted EBITDA
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Europe	1,619	1,603	201	180
Americas	2,094	2,077	307	272
Group	3,713	3,680	508	452

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the three and nine months ended September 30, 2024 (2023: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	566	1	5	572
Americas	—	611	130	741
Group	566	612	135	1,313

The following illustrates the disaggregation of revenue by destination for the three months ended September 30, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	556	—	6	562
Americas	—	613	119	732
Group	556	613	125	1,294

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,602	2	15	1,619
Americas	—	1,758	336	2,094
Group	1,602	1,760	351	3,713

The following illustrates the disaggregation of revenue by destination for the nine months ended September 30, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,586	7	10	1,603
Americas	—	1,763	314	2,077
Group	1,586	1,770	324	3,680

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Over time	1,038	1,020	2,948	2,930
Point in time	275	274	765	750
Group	1,313	1,294	3,713	3,680

5.     Exceptional items

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Start-up related and other costs	4	7	21	28
Impairment (reversal)/charge - property, plant and equipment	(2)	(2)	(2)	9
Restructuring costs	—	—	—	15
Exceptional items – cost of sales	2	5	19	52
Transaction-related and other costs	1	2	5	14
Exceptional items – SG&A expenses	1	2	5	14
Exceptional net finance expense/(income)	4	(5)	(13)	(58)
Exceptional items – net finance expense/(income)	4	(5)	(13)	(58)
Exceptional income tax credit	—	(6)	(3)	(12)
Total exceptional items, net of tax	7	(4)	8	(4)

ss

Ardagh Metal Packaging S.A.

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2024

A net charge of $11 million, before tax, has been recognized as exceptional items in the nine months ended September 30, 2024, primarily comprising:

●	$21 million start-up related and other costs in the Americas ($13 million) and Europe ($8 million), primarily relating to the Group’s investment programs.
●	$2 million relating to property, plant and equipment in Whitehouse, Ohio, disposed of during the period for a consideration of $8 million resulting in a part-reversal of the impairment charge previously recognized in respect of the plant which closed in January 2024.
●	$5 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$13 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Public and Private Warrants.
●	Tax credits of $3 million have been incurred relating to the above exceptional items.

2023

A net charge of $8 million, before tax, has been recognized as exceptional items in the nine months ended September 30, 2023, primarily comprising:

●	$28 million start-up related and other costs in the Americas ($16 million) and Europe ($12 million), primarily relating to the Group’s investment programs.
●	$9 million and $15 million relating to the impairment of property, plant and equipment and restructuring costs respectively, in Europe following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility. The valuation of the property, plant and equipment related to the closure was finalized in the three months ended September 30, 2023, resulting in a $2 million credit recognized in exceptional items in the period.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group S.A.’s (“AGSA”) acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $12 million have been incurred relating to the above exceptional items.

Ardagh Metal Packaging S.A.

6.     Net finance expense

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Senior Facilities interest expense*	34	33	100	99
Net pension interest costs	1	2	3	4
Lease interest cost*	7	6	19	16
(Gains)/losses on derivative financial instruments	(1)	(1)	(1)	2
Foreign currency translation (gains)/losses	(1)	1	—	5
Other net finance expense**	10	8	32	22
Net finance expense before exceptional items	50	49	153	148
Exceptional net finance expense/(income) (note 5)	4	(5)	(13)	(58)
Net finance expense	54	44	140	90

*Includes interest related to Senior Secured Green Notes, Senior Green Notes and Senior Secured Term Loan.

**Prior period lease interest cost and other net finance expense which had previously been aggregated have been represented to conform with current year presentation.

7.     Earnings/(loss) per share

Basic earnings/(loss) per share (“EPS”) is calculated by dividing the profit/(loss) for the period attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Profit attributable to equity holders as presented in the income statement	18	17	8	6
Less: Dividend on preferred shares (note 14)	(6)	(6)	(18)	(18)
Profit/(loss) attributable to equity holders used in calculating earnings per share	12	11	(10)	(12)
Weighted average number of ordinary shares for EPS (millions)	597.7	597.6	597.7	597.6
Earnings/(loss) per share	$0.02	$0.02	$(0.02)	$(0.02)

Diluted earnings/(loss) per share is consistent with basic earnings/(loss) per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 9 for details of any transactions involving the ordinary shares for the three and nine months ended September 30, 2024.

Ardagh Metal Packaging S.A.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2024	1,382	2,628
Additions	13	152
Impairment reversal	—	2
Disposals	—	(9)
Charge for the period	(106)	(226)
Foreign exchange	11	21
Net book value at September 30, 2024	1,300	2,568

Disposals during the period primarily relate to property, plant and equipment in the Whitehouse, Ohio, plant which closed in January 2024. The disposal of these assets also resulted in a reversal of impairment on certain of the assets disposed of (note 5).

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”), a startup digital can printer based in Zurich, Switzerland, for a consideration of €15 million. Net of €15 million cash acquired; the transaction did not result in a cash outflow for the Group. These unaudited consolidated interim financial statements include management’s completed allocation of the fair values of assets acquired and liabilities assumed.

At September 30, 2024, the carrying amount of goodwill included within intangible assets was $1,007 million (December 31, 2023: $999 million).

At September 30, 2024, the carrying amount of the right-of-use assets included within property, plant and equipment was $402 million (December 31, 2023: $412 million).

The Group recognized a depreciation charge of $226 million in the nine months ended September 30, 2024 (2023: $194 million), of which $66 million (2023: $49 million) relates to right-of-use assets.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at September 30, 2024.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Total ordinary shares (par value €0.01)	Total share capital	Total share premium
	(million)	$'m	$'m
At December 31, 2023	597.64	267	5,989
Share issuance	0.05	—	—
At September 30, 2024	597.69	267	5,989

Ardagh Metal Packaging S.A.

There were no material share transactions in the three and nine months ended September 30, 2024.

10.     Financial assets and liabilities

At September 30, 2024, the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency
		m			m	$'m	$'m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	504	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	560	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	302
Global Asset Based Loan Facility	Various	314	06-Aug-26	Revolving	—	—	314
Lease obligations	Various	—	Various	Amortizing	—	396	—
Other borrowings	Various	—	Rolling	Amortizing	—	48	—
Total borrowings						4,060	314
Deferred debt issue costs						(36)	—
Net borrowings						4,024	314
Cash, cash equivalents and restricted cash						(393)	393
Derivative financial instruments used to hedge foreign currency and interest rate risk						33	—
Net debt / available liquidity						3,664	707

The fair value of the Group’s total borrowings, excluding lease obligations at September 30, 2024 is $3,349 million (December 31, 2023: $2,939 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2023 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	497	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	553	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	Various	369	06-Aug-26	Revolving	—	—	369
Lease obligations	Various	—	Various	Amortizing	—	408	—
Other borrowings	Various	—	Rolling	Amortizing	—	54	—
Total borrowings						3,762	369
Deferred debt issue costs						(28)	—
Net borrowings						3,734	369
Cash, cash equivalents and restricted cash						(443)	443
Derivative financial instruments used to hedge foreign currency and interest rate risk						21	—
Net debt / available liquidity						3,312	812

The maturity profile of the Group’s net borrowings is as follows:

	At September 30,	At December 31,
	2024	2023
	$'m	$'m
Within one year or on demand	104	94
Between one and three years	769	175
Between three and five years	3,119	1,791
Greater than five years	68	1,702
Total borrowings	4,060	3,762
Deferred debt issue costs	(36)	(28)
Net borrowings	4,024	3,734

Earnout Shares and Private and Public Warrants

Please refer to note 12 for further details about the recognition and measurement of the Earnout Shares as well as the Private and Public Warrants.

Financing activity

On September 24, 2024, Ardagh Metal Packaging S.A. and certain of its subsidiaries entered into an agreement for a new €269 million ($300 million equivalent) senior secured term loan facility (the “Term Loan”) with certain investment funds and other entities managed by affiliates of Apollo Capital Management, L.P. (collectively “Apollo”). The Term Loan matures in September 2029 and is secured on a pari passu basis alongside the Senior Secured Green Notes maturing in 2027 and 2028.

Ardagh Metal Packaging S.A.

Lease obligations at September 30, 2024 of $396 million (December 31, 2023: $408 million), primarily reflects $69 million of principal repayments, partly offset by $56 million of new lease liabilities and $1 million of foreign currency movements, in the nine months ended September 30, 2024.

At September 30, 2024 and December 31, 2023 the Group had no cash drawings on the Global Asset Based Loan Facility, which has a maximum cash capacity of $405 million when fully collateralized. Working capital collateralization limited the available borrowing base to $314 million at September 30, 2024.

Virtual Power Purchase Agreement

As part of our sustainability strategy to achieve our climate targets, the Group entered into a virtual power purchase agreement (“vPPA”) in July 2024. The renewable energy generation facility underlying the agreement is managed by the operator. The Group has no rights of determination or control over the use of the facilities. The benefits accruing from the virtual power purchase agreement come in the form of two components: a quarterly financial flow from the Group to the developer if the respective spot electricity price falls below an agreed floor price, and certificates that the Group receives as proof of origin for electricity from renewable energies.

The valuation applied a Black Scholes model, using a key data input for the risk-free rate (2%), with an estimate for volatility (33%). The estimated fair market value at September 30, 2024 was $0.2 million, which has been reflected within non-current derivative financial instruments, representing the value of the certificates to be received by the Group and the option value of the agreed floor price. An increase or decrease in volatility of 5% would not result in a material change to the fair market value as at September 30, 2024.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility and other borrowings – the fair values of the borrowings in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – The fair values of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.
(vi)	Virtual power purchase agreement – the fair value of the embedded derivative (floor price) in the virtual powerpurchase agreement is based on a valuation technique using an unobservable volatility assumption which represents a Level 3 input.

Foreign currency derivative financial instruments

Cash of $5 million was paid in the three months ended September 30, 2024 (2023: $2 million received) and $4 million in the nine months ended September 30, 2024 (2023: $9 million paid) in respect of settlement of derivative financial instruments used to hedge a portion of the Group’s foreign currency translation risk arising from the Group operating in a number of currencies. This is presented as settlement of foreign currency derivative financial instruments in the Consolidated Interim Statement of Cash Flows.

Ardagh Metal Packaging S.A.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net liability position at September 30, 2024 of $33 million (December 31, 2023: $21 million net liability).

11.   Employee benefit assets and obligations

Employee benefit assets and obligations at September 30, 2024 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A net re-measurement loss of $10 million and $1 million has been recognized in the Consolidated Interim Statement of Comprehensive Income for the three and nine months ended September 30, 2024 respectively (2023: gain of $7 million and loss of $1 million).

The re-measurement loss recognized for the three months ended September 30, 2024 consisted of an increase in the obligations of $13 million (2023: decrease of $19 million), partly offset by an increase in the asset valuations of $3 million (2023: decrease of $12 million).

The re-measurement loss recognized for the nine months ended September 30, 2024 consisted of a decrease in the asset valuations of $2 million (2023: decrease of $19 million), partly offset by a decrease in the obligations of $1 million (2023: decrease of $18 million).

12.   Other liabilities and provisions

	At September 30,	At December 31,
	2024	2023
	$'m	$'m
Other liabilities
Non-current	25	33
Provisions
Current	19	37
Non-current	15	11
	59	81

Other liabilities

Earnout shares

AGSA has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to AGSA subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 “Financial Instruments: Presentation”, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate (4%) (December 31, 2023: risk-free rate 4%); and traded closing AMP share price, with estimates of volatility (48%) (December 31, 2023: volatility 49%) and dividend yield. The estimated valuations of the liability at September 30, 2024, and December 31, 2023, were $11 million and $23 million, respectively. Changes in the fair market valuation of the Earnout Shares of $12 million have been reflected as exceptional finance income within net finance expense for the nine months ended September 30, 2024 (September 30, 2023: $54 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at September 30, 2024, of approximately $6 million (December 31, 2023: $10 million).

Ardagh Metal Packaging S.A.

Warrants

AMP warrants are exercisable for the purchase of ordinary shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated interim financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate (4%) (December 31, 2023: risk-free rate 4%), with estimates for volatility (48%) (December 31, 2023: volatility 49%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at September 30, 2024, and December 31, 2023, were $1 million and $2 million, respectively. Changes in the valuation of the Private and Public Warrants of $1 million have been reflected as exceptional finance income within net finance expense for the nine months ended September 30, 2024 (September 30, 2023: $5 million). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the Private Warrants at September 30, 2024 (December 31, 2023: $nil).

Put and call arrangements

In conjunction with the NOMOQ acquisition (note 8), the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at September 30, 2024 of $13 million (December 31, 2023: $8 million) within other liabilities and provisions.

13.   Cash generated from operating activities

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Profit for the period	18	17	8	6
Income tax charge/(credit)	11	—	4	(11)
Net finance expense	54	44	140	90
Depreciation and amortization	110	103	332	301
Exceptional operating items	3	7	24	66
Movement in working capital	10	53	(261)	(122)
Exceptional costs paid, including restructuring	(6)	(9)	(48)	(41)
Cash generated from operations	200	215	199	289

Ardagh Metal Packaging S.A.

14.   Dividends

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	—	—	60	60
Interim dividend: $0.10 per share	—	—	60	59
Interim dividend: $0.10 per share	60	60	60	60
Cash dividends on preferred shares declared and paid:
Interim dividend	—	—	6	6
Interim dividend	—	—	6	6
Interim dividend	6	6	6	6
	66	66	198	197

On February 20, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on March 27, 2024.

On April 23, 2024, the Board approved an interim cash dividend cash $0.10 per ordinary share. The interim cash dividend of $60 million was paid on June 26, 2024 to shareholders of record on June 12, 2024. On April 23, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on June 26, 2024.

On July 23, 2024, the Board approved an interim cash dividend cash $0.10 per ordinary share. The interim cash dividend of $60 million was paid on September 26, 2024 to shareholders of record on September 12, 2024. On July 23, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on July 26, 2024.

15.   Related party transactions

(i)	Pension scheme – the pension schemes are related parties. For details for all significant transactions during the period, see note 11.
(ii)	Services Agreement between the Company and AGSA. A net charge of $10 million and $29 million has been included in SG&A expenses for the three and nine months ended September 30, 2024, respectively (2023: $10 million and $29 million).
(iii)	Earnout Shares – see note 12.
(iv)	Movement in working capital in the three and nine months ended September 30, 2024 includes transaction and other costs of $2 million reimbursed to AGSA and $1 million reimbursed by AGSA (2023: $1 million reimbursed from AGSA and $1 million reimbursed to AGSA).
(v)	Dividends – see note 14.

There were no other significant related party transactions in the three and nine months ended September 30, 2024.

Ardagh Metal Packaging S.A.

16. Other reserves

	Foreign currency translation reserve	Cash flow hedge reserve	Other reserves	Total other reserves
	$'m	$'m	$'m	$'m
At January 1, 2023	(18)	8	(5,647)	(5,657)
Total other comprehensive income/(expense) for the period	4	(42)	—	(38)
Hedging losses transferred to cost of inventory	—	15	—	15
NOMOQ acquisition	—	—	(6)	(6)
At September 30, 2023	(14)	(19)	(5,653)	(5,686)

At January 1, 2024	(10)	(23)	(5,654)	(5,687)
Total other comprehensive (expense)/income for the period	(11)	8	—	(3)
Hedging losses transferred to cost of inventory	—	3	—	3
NOMOQ put and call liability (note 12)	—	—	(4)	(4)
At September 30, 2024	(21)	(12)	(5,658)	(5,691)

17.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential

Ardagh Metal Packaging S.A.

impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at September 30, 2024.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

18.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan Facility.

19.   Events after the reporting period

Dividends declared

On October 22, 2024, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend will be paid on December 19, 2024 to shareholders of record on December 5, 2024.

On October 22, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend will be paid on December 19, 2024 to shareholders of record on December 5, 2024.

Financing

On October 7, 2024, AMPSA entered into a new credit facility with Banco Bradesco S.A. in Brazil (the “Bradesco Facility”) for BRL500 million (approximately $90 million). Until September 30, 2025, the Bradesco Facility can be drawn for a period of three years and when drawn, partial security would be provided over the equity interests of certain AMP subsidiaries.

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2024, including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or profit for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Business drivers

The main factors affecting the results of the Group’s operations are: (i) global economic trends and end-consumer demand for our products and production capacity of our production facilities; (ii) prices of raw materials and energy used in our business, primarily aluminum and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal packaging production facilities. Demand for our metal cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing conditions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build finished goods inventories in the first and fourth quarter in anticipation of the seasonal demands in our metal packaging business.

Our Adjusted EBITDA is based on revenue derived from selling our metal cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as, energy, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs; and (ii) fixed costs, such as labor and other production facility-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended September 30, 2024 compared with three months ended September 30, 2023:

	Unaudited
	(in $ millions)
	Three months ended September 30,
	2024	2023
Revenue	1,313	1,294
Cost of sales	(1,126)	(1,135)
Gross profit	187	159
Sales, general and administration expenses	(71)	(61)
Intangible amortization	(33)	(37)
Operating profit	83	61
Net finance expense	(54)	(44)
Profit before tax	29	17
Income tax charge	(11)	—
Profit for the period	18	17

Revenue

Revenue in the three months ended September 30, 2024 increased by $19 million, or 1% to $1,313 million, from $1,294 million in the three months ended September 30, 2023. The increase in revenue is primarily driven by the pass through of higher input costs to customers and favorable foreign currency translation effects, partly offset by unfavorable volume/mix effects (impact of IFRS 15 contract asset).

Cost of sales

Cost of sales in the three months ended September 30, 2024 decreased by $9 million, or 1%, to $1,126 million, compared with $1,135 million in the three months ended September 30, 2023. Pre-exceptional cost of sales decreased by $6 million, or 1% from the prior period. The decrease in pre-exceptional cost of sales is principally due to lower input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended September 30, 2024 increased by $28 million, or 18%, to $187 million, compared with $159 million in the three months ended September 30, 2023. Gross profit percentage in the three months ended September 30, 2024 increased by 190 basis points to 14.2%, compared with 12.3% in the three months ended September 30, 2023. Excluding exceptional cost of sales, gross profit percentage in the three months ended September 30, 2024 increased by 170 basis points to 14.4% compared with 12.7% in the three months ended September 30, 2023, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended September 30, 2024 increased by $10 million, or 16%, to $71 million, compared with $61 million in the three months ended September 30, 2023. The increase in sales, general and administration expenses was primarily due to higher labor costs in the current period. Excluding

Ardagh Metal Packaging S.A.

exceptional items, sales, general and administration expenses increased by $11 million. Exceptional sales, general and administration expenses decreased by $1 million, due to lower transaction-related and other costs in the current period.

Intangible amortization

Intangible amortization in the three months ended September 30, 2024 decreased by $4 million, or 11% to $33 million, compared with $37 million in the three months ended September 30, 2023, primarily due to an decrease in the amortization of customer-related intangible assets.

Operating profit

Operating profit in the three months ended September 30, 2024 increased by $22 million, or 36% to $83 million compared with $61 million in the three months ended September 30, 2023, due to higher gross profit and lower intangible amortization, partly offset by increased sales, general and administration expenses, as outlined above.

Net finance expense

Net finance expense in the three months ended September 30, 2024 increased by $10 million, or 23% to $54 million, compared with $44 million in the three months ended September 30, 2023. Net finance expense in the three months ended September 30, 2024 and 2023 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended September 30,
	2024	2023
Interest expense	34	33
Net pension interest costs	1	2
Lease interest cost	7	6
Gains on derivative financial instruments	(1)	(1)
Foreign currency translation (gains)/losses	(1)	1
Other net finance expense	10	8
Net finance expense before exceptional items	50	49
Exceptional net finance expense/(income)	4	(5)
Net finance expense	54	44

Interest expense in the three months ended September 30, 2024, increased by $1 million to $34 million, compared with $33 million in the three months ended September 30, 2023. The increase primarily relates to interest and fees on the Senior Secured Term Loan.

Lease interest cost in the three months ended September 30, 2024 increased by $1 million to $7 million, compared with $6 million in the three months ended September 30, 2023, driven by an increase in lease obligations between those respective periods and related interest thereon.

Foreign currency translation gains in the three months ended September 30, 2024 were $1 million, compared with a loss of $1 million in the three months ended September 30, 2023.

Exceptional net finance expense in the three months ended September 30, 2024 of $4 million relates to a loss on movements in the fair market value of the Earnout Shares. Exceptional net finance income for the three months ended September 30, 2023 of $5 million primarily includes a net $4 million and net $1 million gain on movements in the fair market values of the Earnout Shares and Private and Public Warrants, respectively.

Ardagh Metal Packaging S.A.

Income tax charge

Income tax charge in the three months ended September 30, 2024 was $11 million, compared with an income tax charge of $nil in the three months ended September 30, 2023. The increase of $11 million in the income tax charge is due to a decrease in exceptional tax credits of $6 million in the three months ended September 30, 2024, which is attributable to a decrease in tax deductible exceptional items in the three months ended September 30, 2024, in addition to an increase of $5 million in income tax charge on profit before exceptional items, which is attributable to the increase in profit before exceptional items in the three months ended September 30, 2024.

The effective income tax rate (ETR) on profit before exceptional items for the three months ended September 30, 2024 was 31%, compared with an effective tax rate of 32% for the three months ended September 30, 2023. The decrease in ETR primarily relates to the changes in profitability mix in the three months ended September 30, 2024.

Profit for the period

As a result of the items described above, the Group recognized a profit of $18 million for the three months ended September 30, 2024, compared with a profit of $17 million in the three months ended September 30, 2023.

Nine months ended September 30, 2024 compared with nine months ended September 30, 2023:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2024	2023
Revenue	3,713	3,680
Cost of sales	(3,234)	(3,299)
Gross profit	479	381
Sales, general and administration expenses	(221)	(189)
Intangible amortization	(106)	(107)
Operating profit	152	85
Net finance expense	(140)	(90)
Profit/(loss) before tax	12	(5)
Income tax (charge)/credit	(4)	11
Profit for the period	8	6

Revenue

Revenue in the nine months ended September 30, 2024 increased by $33 million, or 1%, to $3,713 million, compared with $3,680 million in the nine months ended September 30, 2023. The increase in revenue is primarily driven by favorable volume/mix and favorable foreign currency translation effects, partly offset by the pass through of lower input costs to customers.

Cost of sales

Cost of sales in the nine months ended September 30, 2024 decreased by $65 million, or 2%, to $3,234 million, compared with $3,299 million in the nine months ended September 30, 2023. Pre-exceptional cost of sales decreased by $32 million, or 1% from the prior period. The decrease in pre-exceptional cost of sales is principally due to lower input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Metal Packaging S.A.

Gross profit

Gross profit in the nine months ended September 30, 2024 increased by $98 million, or 26%, to $479 million, compared with $381 million in the nine months ended September 30, 2023. Gross profit percentage in the nine months ended September 30, 2024 increased by 250 basis points to 12.9%, compared with 10.4% in the nine months ended September 30, 2023. Excluding exceptional cost of sales, gross profit percentage in the nine months ended September 30, 2024 increased by 160 basis points to 13.4% compared with 11.8% in the nine months ended September 30, 2023, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the nine months ended September 30, 2024 increased by $32 million, or 17%, to $221 million, compared with $189 million in the nine months ended September 30, 2023. Excluding exceptional items, sales, general and administration expenses increased by $41 million, or 23% to $216 million, compared with $175 million in the nine months ended September 30, 2023. This increase in pre-exceptional sales, general and administration expenses was primarily due to higher labor costs in the current period. Exceptional sales, general and administration expenses decreased by $9 million, due to lower transaction-related and other costs in the current period. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization

Intangible amortization in the nine months ended September 30, 2024 decreased by $1 million, or 1%, to $106 million, compared with $107 million in the nine months ended September 30, 2023, primarily due to a decrease in the amortization of customer-related intangible assets, partly offset by an increase in amortization of software costs.

Operating profit

Operating profit in the nine months ended September 30, 2024 increased by $67 million, or 79%, to $152 million from $85 million in the nine months ended September 30, 2023, primarily due to higher gross profit and lower intangible amortization, partially offset by increased sales, general and administration expenses, as outlined above.

Net finance expense

Net finance expense in the nine months ended September 30, 2024 increased by $50 million, or 56%, to $140 million, compared with $90 million in the nine months ended September 30, 2023. Net finance expense in the nine months ended September 30, 2024 and 2023 comprised the following:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2024	2023
Interest expense	100	99
Net pension interest costs	3	4
Lease interest cost	19	16
(Gains)/losses on derivative financial instruments	(1)	2
Foreign currency translation losses	—	5
Other net finance expense	32	22
Net finance expense before exceptional items	153	148
Exceptional net finance income	(13)	(58)
Net finance expense	140	90

Ardagh Metal Packaging S.A.

Interest expense in the nine months ended September 30, 2024 increased by $1 million to $100 million, compared with $99 million in the nine months ended September 30, 2023. The increase primarily relates to interest and fees on the Senior Secured Term Loan.

Lease interest cost in the nine months ended September 30, 2024 increased by $3 million to $19 million, compared with $16 million in the nine months ended September 30, 2023, driven by an increase in lease obligations between those respective periods and related interest thereon.

Gains on derivative financial instruments in the nine months ended September 30, 2024 amounted to $1 million, compared with $2 million losses in the nine months ended September 30, 2023, primarily related to the Group’s CCIRS.

Foreign currency translation gains in the nine months ended September 30, 2024 amounted to $nil, compared with $5 million losses in the nine months ended September 30, 2023.

Exceptional net finance income in the nine months ended September 30, 2024 of $13 million primarily includes gains on movements in the fair market value of the Earnout Shares and Private and Public Warrants of $12 million and $1 million, respectively. Exceptional finance income for the nine months ended September 30, 2023 of $58 million primarily includes a net $54 million and net $5 million gain on movements in the fair market values of the Earnout Shares and Private and Public Warrants, respectively.

Income tax charge/(credit)

Income tax charge in the nine months ended September 30, 2024 was $4 million, compared with an income tax credit of $11 million in nine months ended September 30, 2023. The increase of $15 million in the income tax charge is primarily due to a decrease in income tax credits on exceptional items of $9 million, which is attributable to a decrease in tax deductible exceptional items in the nine months ended September 30, 2024, in addition to an increase of $6 million in income tax charge on profit before exceptional items, which is attributable to the increase in profit before exceptional items in the nine months ended September 30, 2024.

The effective income tax rate (ETR) on profit before exceptional items for the nine months ended September 30, 2024 was 30%, compared with an ETR of 33% for the nine months ended September 30, 2023. The decrease in ETR primarily relates to the changes in profitability mix in the nine months ended September 30, 2023.

Profit for the period

As a result of the items described above, the Group recognized a profit of $8 million for the nine months ended September 30, 2024, compared with $6 million in the nine months ended September 30, 2023.

Ardagh Metal Packaging S.A.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit for the period before income tax (charge)/credit, net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

For a reconciliation of the profit for the period to Adjusted EBITDA see Note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three and nine months ended September 30, 2024.

Adjusted EBITDA in the three months ended September 30, 2024 increased by $25 million, or 15%, to $196 million, compared with $171 million in the three months ended September 30, 2023. Adjusted EBITDA increase is primarily driven by higher input cost recovery, favorable volume/mix effects and lower operating costs.

Adjusted EBITDA in the nine months ended September 30, 2024 increased by $56 million, or 12%, to $508 million, compared with $452 million in the nine months ended September 30, 2023. Adjusted EBITDA increased principally due to favorable volume/mix effects and higher input cost recovery, partly offset by higher operating costs.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, net finance income and income tax credits:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Start-up related and other costs	4	7	21	28
Impairment (reversal)/charge - property, plant and equipment	(2)	(2)	(2)	9
Restructuring costs	—	—	—	15
Exceptional items – cost of sales	2	5	19	52
Transaction-related and other costs	1	2	5	14
Exceptional items – SG&A expenses	1	2	5	14
Exceptional net finance expense/(income)	4	(5)	(13)	(58)
Exceptional items – net finance expense/(income)	4	(5)	(13)	(58)
Exceptional income tax credit	—	(6)	(3)	(12)
Total exceptional items, net of tax	7	(4)	8	(4)

ss

A net charge of $11 million, before tax, has been recognized as exceptional items in the nine months ended September 30, 2024, primarily comprising:

●	$21 million start-up related and other costs in the Americas ($13 million) and Europe ($8 million), primarily relating to the Group’s investment programs.

Ardagh Metal Packaging S.A.

●	$2 million credit relating to property, plant and equipment in Whitehouse, Ohio, disposed of during the period for a consideration of $8 million resulting in a part-reversal of the impairment charge previously recognized in respect of the plant which closed in January 2024.
●	$5 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$13 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Public and Private Warrants.
●	Tax credits of $3 million have been incurred relating to the above exceptional items.

A net charge of $8 million, before tax, has been recognized as exceptional items in the nine months ended Semptember 30, 2023, primarily comprising:

●	$28 million start-up related and other costs in the Americas ($16 million) and Europe ($12 million), primarily relating to the Group’s investment programs.
●	$9 million and $15 million relating to the impairment of property, plant and equipment and restructuring costs respectively, in Europe following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility. The valuation of the property, plant and equipment related to the closure was finalized in the three months ended September 30, 2023, resulting in a $2 million credit recognized in exceptional items in the period.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group S.A.’s (“AGSA”) acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $12 million have been incurred relating to the above exceptional items.

Segment information

Three months ended September 30, 2024 compared with three months ended September 30, 2023

Segment results for the three months ended September 30, 2024 and 2023 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2024	2023	2024	2023
Europe	572	562	79	67
Americas	741	732	117	104
Group	1,313	1,294	196	171

Revenue

Europe. Revenue increased by $10 million, or 2%, to $572 million in the three months ended September 30, 2024, compared with $562 million in the three months ended September 30, 2023. The increase in revenue was principally due to the pass through of higher input costs to customers and favorable foreign currency translation effects, partly offset by unfavorable volume/mix effects (impact of IFRS 15 contract asset).

Ardagh Metal Packaging S.A.

Americas. Revenue increased by $9 million, or 1%, to $741 million in the three months ended September 30, 2024, compared with $732 million in the three months ended September 30, 2023. The increase in revenue was principally due to favorable volume/mix effects and the pass through of higher input costs to customers.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $12 million, or 18%, to $79 million in the three months ended September 30, 2024, compared with $67 million in the three months ended September 30, 2023. The increase in Adjusted EBITDA was principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operating costs.

Americas. Adjusted EBITDA increased by $13 million, or 13%, to $117 million in the three months ended September 30, 2024, compared with $104 million in the three months ended September 30, 2023. The increase was primarily driven by favorable volume/mix effects and lower operating costs.

Nine months ended September 30, 2024 compared with nine months ended September 30, 2023

Segment results for the nine months ended September 30, 2024 and 2023 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2024	2023	2024	2023
Europe	1,619	1,603	201	180
Americas	2,094	2,077	307	272
Group	3,713	3,680	508	452

Revenue

Europe. Revenue increased by $16 million, or 1%, to $1,619 million in the nine months ended September 30, 2024, compared with $1,603 million in the nine months ended September 30, 2023. Excluding favorable foreign currency translation effects of $24 million, revenue decreased by $8 million, principally due to the pass through of lower input costs to customers.

Americas. Revenue increased by $17 million, or 1%, to $2,094 million in the nine months ended September 30, 2024, compared with $2,077 million in the nine months ended September 30, 2023. The increase in revenue principally reflected favorable volume/mix effects, partly offset by the pass through of lower input costs to customers.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $21 million, or 12%, to $201 million in the nine months ended September 30, 2024, compared with $180 million in the nine months ended September 30, 2023. The increase in Adjusted EBITDA was principally due to favorable volume/mix effects and higher input cost recovery, partly offset by higher operating costs.

Americas. Adjusted EBITDA increased by $35 million, or 13%, to $307 million in the nine months ended September 30, 2024, compared with $272 million in the nine months ended September 30, 2023. The increase was primarily driven by favorable volume/mix effects and lower operating costs.

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financing, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements at September 30, 2024:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	504	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	560	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Senior Secured Term Loan	EUR	269	24-Sep-29	Bullet	269	302
Global Asset Based Loan Facility	Various	314	06-Aug-26	Revolving	—	–	314
Lease obligations	Various	—	Various	Amortizing	—	396	—
Other borrowings	Various	—	Rolling	Amortizing	—	48	—
Total borrowings						4,060	314
Deferred debt issue costs						(36)	—
Net borrowings						4,024	314
Cash, cash equivalents and restricted cash						(393)	393
Derivative financial instruments used to hedge foreign currency and interest rate risk						33	—
Net debt / available liquidity						3,664	707

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending September 30, 2025.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	September 30, 2025
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	Various	314	06-Aug-26	Revolving	–
Lease obligations	Various	—	Various	Amortizing	86
Other borrowings	Various	—	Rolling	Amortizing	18
Minimum net repayment					104

The Group generates substantial cash flow from its operations and had $393 million in cash, cash equivalents and restricted cash at September 30, 2024.

We believe that our cash balances and future cash flow from operating activities, as well as our current and pending credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividend payments for at least the next twelve months. In addition, we believe

Ardagh Metal Packaging S.A.

that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Cash flows

The following table sets forth a summary of our cash flow for the nine months ended September 30, 2024 and 2023:

	Unaudited
	(in $ millions)
	Nine months ended September 30,
	2024	2023
Operating profit	152	85
Depreciation and amortization	332	301
Exceptional operating items	24	66
Movement in working capital (1)	(261)	(122)
Exceptional costs paid, including restructuring	(48)	(41)
Cash flows from operations	199	289
Net interest paid	(111)	(96)
Settlement of foreign currency derivative financial instruments	(4)	(9)
Income tax paid	(19)	(6)
Cash flows from operating activities	65	178

Capital expenditure (2)	(132)	(304)
Net cash used in investing activities	(132)	(304)

Proceeds from borrowings	517	76
Repayment of borrowings	(224)	(83)
Deferred debt issue costs paid	(6)	(2)
Lease payments	(69)	(55)
Dividends paid	(198)	(197)
Net cash received from/(used in) financing activities	20	(261)

Net decrease in cash, cash equivalents and restricted cash	(47)	(387)

Cash, cash equivalents and restricted cash at beginning of period	443	555
Foreign exchange losses on cash, cash equivalents and restricted cash	(3)	(14)
Cash, cash equivalents and restricted cash at end of period	393	154

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Cash flows used in operating activities

Cash flows from operating activities decreased by $113 million to $65 million in the nine months ended September 30, 2024, from $178 million in the same period in 2023. The decrease was due to the net impact of an increase in working capital outflows of $139 million, a decrease in exceptional operating items of $42 million, an increase in interest payments of $15 million, an increase in income tax paid of $13 million and an increase in exceptional costs paid, including restructuring, of $7 million, partly offset by an increase in operating profit of $67 million, an increase in depreciation and

Ardagh Metal Packaging S.A.

amortization of $31 million and lower outflows for settlements of foreign currency derivative financial instruments of $5 million.

Net cash used in investing activities

Net cash used in investing activities decreased by $172 million to $132 million in the nine months ended September 30, 2024, compared with $304 million in the same period in 2023 which was mainly driven by reduced spend on the Group’s growth investment program and lower maintenance capital expenditure.

Net cash received from/(used in) financing activities

Net cash from financing activities represents an inflow of $20 million in the nine months ended September 30, 2024 compared with an outflow of $261 million in the same period in 2023.

Proceeds from borrowings of $517 million primarily reflects the draw down of the Group’s Senior Secured Term Loan and the Global Asset Based Loan Facility during the nine months ended September 30, 2024.

Repayment of borrowings of $224 million primarily reflects the repayment of the Group’s Global Asset Based Loan Facility and other borrowings during the nine months ended September 30, 2024.

Lease payments of $69 million in the nine months ended September 30, 2024, increased by $14 million compared to $55 million in the nine months ended September 30, 2023, reflecting increased principal repayments on the Group’s lease obligations.

In the nine months ended September 30, 2024, the Company paid cash dividends to shareholders of $198 million (2023: $197 million). On February 20, 2024, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on March 27, 2024. On April 23, 2024, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on June 26, 2024 to shareholders of record on June 12, 2024. On April 23, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on June 26, 2024. On July 23, 2024, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on September 26, 2024 to shareholders of record on September 12, 2024.  On July 23, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of $6 million was paid on September 26, 2024.

Working capital

In the nine months ended September 30, 2024, the working capital outflow during the period increased by $139 million to $261 million, from an outflow of $122 million for the nine months ended September 30, 2023. The increase was primarily due to unfavorable cash flows generated from trade and other payables, partly offset by favorable cash flows generated from trade and other receivables and inventories, compared with the same period in 2023.

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring, in the nine months ended September 30, 2024 increased by $7 million to $48 million, compared with $41 million in the nine months ended September 30, 2023. In the nine months ended September 30, 2024, amounts paid of $48 million comprised $21 million of start-up costs mainly relating to the Group’s growth investment program, $21 million of restructuring costs, primarily related to footprint rationalization, and $6 milion of transaction-related and other costs.

Ardagh Metal Packaging S.A.

Income tax paid

Income tax paid during the nine months ended September 30, 2024 was $19 million, which represents an increase of $13 million compared with $6 million paid in the nine months ended September 30, 2023. The increase in income tax paid is primarily attributable to refunds in North America in the nine months ended September 30, 2023 relating to the carry back of net operating losses in the United States as a result of the enactment from March 27, 2020 of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act.

Capital expenditure

	(in $ millions)
	Nine months ended September 30,
	2024	2023
Europe	56	142
Americas	76	162
Net capital expenditure	132	304

Capital expenditure for the nine months ended September 30, 2024 decreased by $172 million to $132 million, compared with $304 million for the nine months ended September 30, 2023. The decrease was mainly driven by reduced spend on the Group’s growth investment program, as it nears completion and lower maintenance capital expenditure. Capital expenditure for the nine months ended September 30, 2024 includes $64 million (2023: $214 million) related to the growth investment program.

In Europe, capital expenditure in the nine months ended September 30, 2024 was $56 million compared with $142 million in the same period in 2023, with the decrease primarily attributable to reduced spend on the Group’s growth investment program and lower maintenance capital expenditure. In the Americas, capital expenditure in the nine months ended September 30, 2024 was $76 million, compared with $162 million in the same period in 2023, with the decrease primarily attributable to reduced spend on the Group’s growth investment program and lower maintenance capital expenditure.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $615 million were sold under these programs at September 30, 2024 (December 31, 2023: $643 million).

Trade Payables Processing

Certain of our suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and our suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain estimates and “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this document from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

changes in the political, credit, financial and/or economic environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products; competition from other metal packaging producers and alternative forms of packaging; increases in metal beverage cans manufacturing capacity without corresponding increases in demand; concentration of our customers and further consolidation of our existing customer base; changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements; varied seasonal demands for our products and unseasonable weather conditions; availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass-through input costs; stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war; reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption; currency, interest rate and commodity price fluctuations; interruption in the operations of our production facilities; future acquisitions, including with respect to successful integration; a significant write down of goodwill; data protection, data breaches, cyber attacks on our information technology systems and network disruptions, including the costs and reputational harm associated with such events; impact of climate change, both physical and transitional; environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us; legislation and regulation, including costs of compliance and changes to laws and regulations governing our business; workplace injury and illness claims at our production facilities; litigation, arbitration and other proceedings; changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation; costs and future funding obligations associated with post-retirement benefits provided to our employees; organized strikes or work stoppages by our unionized employees; failure of our control measures and systems that result in faulty or contaminated products; non-existent, insufficient or prohibitively expensive insurance coverage; dependence on our executive and senior management, and personnel and other risks and uncertainties described in the risk factors described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the us with the SEC.

Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

Ardagh Metal Packaging S.A.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Ardagh Metal Packaging S.A.